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                                                  FILER:  NABORS INDUSTRIES LTD.

                                       PURSUANT TO RULE 425 UNDER THE SECURITIES

                                                                     ACT OF 1933

                                 SUBJECT COMPANY:  RYAN ENERGY TECHNOLOGIES INC.

                                                     REGISTRATION NO.: 333-99267


                                         SUBJECT COMPANY: NABORS INDUSTRIES LTD.

                                                  COMMISSION FILE NO.: 000-49887


                   PRESS RELEASE - FOR IMMEDIATE DISTRIBUTION

                     RYAN AND NABORS ANNOUNCE EXCHANGE RATIO

                                                                 October 3, 2002

Nabors Industries Ltd. (AMEX: NBR) and Ryan Energy Technologies Inc. (TSX: RYN) jointly announce that the exchange ratio for the previously announced Plan of Arrangement, pursuant to which Nabors will acquire Ryan, will be 0.0362 of an exchangeable share for each Ryan common share, assuming Ryan's special meeting of securityholders to consider the transaction is held on October 8, 2002. This exchange ratio is calculated using a numerator of C$1.85 and a denominator of C$51.1750 (equal to the weighted average trading price of Nabors common shares from and including October 1, 2002 to and including October 3, 2002 converted from US dollars into Canadian dollars based on the average exchange rate during such period). The ultimate definitive exchange ratio that will be used at the closing of the transaction is referred to in this release as the "Final Exchange Ratio." The Final Exchange Ratio will differ from the exchange ratio given in this release in the event that Ryan's special meeting of securityholders to consider the transaction is adjourned or postponed to a date after October 8, 2002.

October 9, 2002 is the earliest possible date the parties expect to close the transaction; however, there can be no assurance that the transaction will close on such date. The process of obtaining the regulatory approvals necessary to complete the acquisition is continuing and may require the closing to occur after October 9, 2002. However, both Nabors and Ryan expect the transaction to close promptly once Ryan's securityholders have approved the transaction and the remaining closing conditions, including regulatory approvals, are met.

As previously announced, it is contemplated under the Plan of Arrangement that Ryan shareholders will receive as consideration for each Ryan common share held, a fixed value of C$1.85 payable, at the election of each holder, in the form of:
(i) cash; (ii) exchangeable shares; or (iii) a combination thereof. Accordingly, Ryan shareholders
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who elect to receive exchangeable shares for all or a portion of their Ryan common shares will receive a fraction of an exchangeable share equal to the Final Exchange Ratio in respect of each Ryan common share for which such election is made.

Nabors is the largest land drilling contractor in the world, with almost 600 land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and elsewhere, primarily in South and Central America, the Middle East and Africa. Nabors is also one of the largest land well-servicing and workover contractors in the United States and Canada. Nabors owns approximately 745 land workover and well-servicing rigs in certain other markets, including 193 rigs in Canada. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 44 platform, 17 jackup and three barge rigs in the Gulf of Mexico and other markets. These rigs provide well-servicing, workover and drilling services. To further supplement its primary business, Nabors offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets.

Ryan Energy Technologies Inc. is an industry leader in the development and provision of horizontal and directional drilling technology and services including Measurement While Drilling (MWD), Logging While Drilling (LWD), Downhole Drilling Motors and Well Site Data Management (WDM) services. Ryan Energy Technologies Inc. provides these services to major, intermediate and junior oil and natural gas companies in Canada, the United States and Venezuela.

A registration statement for the Nabors common shares issuable upon exchange of the exchangeable shares has been filed with the Securities and Exchange Commission and is available for free at the SEC's website, www.sec.gov. When finalized, the registration statement will be available at no charge at the SEC's website and at Nabors Industries Ltd.'s website, www.nabors.com.

This announcement does not constitute an offer of any securities for sale, or an offer or an invitation to purchase any securities. As soon as the registration statement is finalized, investors should read the registration statement before making a decision concerning the exchange of their exchangeable shares. These documents will contain important information that investors should consider.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the United States Securities and Exchange Commission. As a result of these factors, Nabors' actual results may differ materially from those indicated or implied by such forward-looking statements.
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         Nabors Industries Ltd.'s common shares are listed on the American Stock
         Exchange (NBR). For further information, please contact Dennis A.
         Smith, Director of Corporate Development, Nabors Corporate Services, Inc. at (281) 775-8038. To request Investor Materials, call Angela Ridgell at (281) 775-8063.

         Ryan Energy Technologies Inc.'s common shares are listed on the Toronto Stock Exchange (RYN). For further information, please contact Richard
         T. Ryan, President and CEO or Leonard A. Cornez, Vice President Finance and CFO at (403) 269-5981.

               The Toronto Stock Exchange has neither approved nor
                disapproved of the information contained herein.